[redacted]

08032033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP ELECTRONIC BROKING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillp Curry 212-341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 3 0 2008
Washington, DC
101

PROCESSED
JUN 0 6 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP ELECTRONIC BROKING LLC, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSEMARY GUNTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2008

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ICAP Electronic Broking LLC
Index
March 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") at March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 22, 2008

ICAP Electronic Broking LLC
Statement of Financial Condition
March 31, 2008

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 32,638
Cash and securities segregated under federal regulations	54,986
Securities owned, at estimated fair value	6,947
Commission receivable, net of allowance for doubtful accounts of $1	15,961
Receivable from brokers, dealers and clearing organizations	1,744,424
Receivable from customers	999,299
Receivable from affiliates	8,090
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $11,844	249
Software developed for internal use, at cost, net of accumulated amortization of $42,175	8,548
Prepaid expenses and other assets	1,726
Total assets	$ 2,872,868
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 20,855
Payable to broker-dealers and clearing organizations	2,246,829
Payable to customers	501,407
Payable to affiliates	5
Total liabilities	2,769,096
Commitments and contingencies (Note 8)	
Member's equity	103,772
Total liabilities and member's equity	$ 2,872,868

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an electronic inter-dealer trading system for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2008 include approximately $21,093 of short term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $21,118 was held with one major financial institution.

Securities owned are recorded at estimated fair value. Securities owned primarily consist of U.S Treasury obligations. Securities owned may be pledged as collateral and may be rehypothecated by the clearing broker. Customer securities transactions are recorded on a settlement.

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of fails to deliver and fails to receive.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $12,199, are not reflected in the Statement of Financial Condition. As of March 31, 2008, the Company has not pledged or re-pledged any assets.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of four years or the remaining license term, whichever is shorter.

(dollars in thousands)

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No.48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how a Company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2007. The Company will adopt the provisions of FIN 48 during the fiscal year ending March 31, 2009 which is expected to have no material impact on the Company's financial statements.

All financial assets and financial liabilities are carried at fair value or stated at amounts which approximate fair value, as all such financial instruments are short term in nature.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $53,000 and securities of $1,986 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2008 consist of the following:

	Receivable		Payable
Fails to deliver	$ 1,743,186	Fails to receive	$ 2,242,501
Clearing fees	765	Clearing fees	53
Other	473	Other	4,275
	$ 1,744,424		$ 2,246,829

5. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash transactions arising from customer fails to receive and fails to deliver.

(dollars in thousands)

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at March 31, 2008 consist of the following:

Leasehold improvements	$ 2,225
Computer equipment	5,271
Trading network hardware	4,027
Furniture and fixtures	499
Office equipment	71
	12,093
Less: Accumulated depreciation and amortization	(11,844)
	$ 249

7. Software Developed for Internal Use

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter, in accordance with the Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1").

Software developed for internal use, beginning of year	$ 50,723
Less: Accumulated amortization	(42,175)
	$ 8,548

In connection with the company's evaluation of the realization of its capitalized internal use software, no events were identified that would give rise to an impairment.

8. Commitments and Contingencies

Operating Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2009	$ 657	$ 554	$ 1,211
2010	658	218	876
2011	612	-	612
2012	596	-	596
Thereafter	248	-	248
	$ 2,771	$ 772	$ 3,543

Office leases contain escalation clauses whereby the rental commitments may be increased.

(dollars in thousands)

The Company has provided irrevocable letters of credit totaling approximately $274, which are fully collateralized by U.S. Treasury obligations, as security for its office lease.

Legal Proceedings
In July 2003, it was announced that the Company was among those being sued in connection with an alleged infringement of patent number 6,560,580 in the United States of America. The Company rejected the claim. The legal correspondence continued until September 5, 2007, when the time for claimants to appeal the decision of the Federal Appeals Court to the Supreme Court expired. Therefore, the decision at the trial court level is now final and the matter is closed.

The Company is also involved in other litigation arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material effect on the Company's financial condition.

9. Transactions with affiliates

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions).

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. On March 18, 2008, the Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $ 250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2008, the Company had net capital of $63,785 which was $37,539 in excess of its required net capital of $26,246.

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2008, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $3,796, which are not recorded on the Company's Statement of Financial Condition (Note 2).

11. Financial Instruments with off-Balance-Sheet Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-

(dollars in thousands)

performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The contractual amount of purchase and sale transactions for the Company at March 31, 2008 was approximately $36,699,892 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled in the following month.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member of
ICAP Electronic Broking LLC

In planning and performing our audit of the financial statements of ICAP Electronic Broking LLC (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 22, 2008

END